Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: SNB Bancshares, Inc.

Commission File No. 000-50904

In connection with the proposed merger of SNB Bancshares, Inc. (“SNBT”) into Prosperity Bancshares, Inc., Prosperity will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of SNBT. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of SNBT seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, SNBT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (713) 693-9300. Documents filed with the SEC by SNBT will be available free of charge by directing a request by telephone or mail to SNB Bancshares, Inc., 14060 Southwest Freeway, Sugar Land, Texas 77478. SNBT’s telephone number is (281) 269-7200.

The directors, executive officers, and certain other members of management of SNBT may be soliciting proxies in favor of the merger from SNBT’s shareholders. For information about SNBT’s directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statement issued by SNBT, which is available on its website, www.snbtx.com, and at the address provided in the preceding paragraph.

Set forth is a press release issued by Prosperity Bancshares, Inc. on December 1, 2005:

PRESS RELEASE Prosperity Bancshares, Inc.® Prosperity Bank Plaza 4295 San Felipe Houston, Texas 77027 FOR IMMEDIATE RELEASE	For more information contact: Dan Rollins President Prosperity Bank 713.693.9300 dan.rollins@prosperitybanktx.com

PROSPERITY BANCSHARES, INC.®

COMPLETES ACQUISITION

OF FIRST STATE BANK

GRAPELAND, TEXAS

•	All Stock Transaction

•	Adds Two (2) Banking Centers in Houston County

HOUSTON, December 1, 2005. Prosperity Bancshares, Inc.® NASDAQ: (PRSP), the parent company of Prosperity Bank®, has completed their previously announced merger with Grapeland Bancshares, Inc., and its subsidiary, First State Bank.

First State Bank operated two (2) banking offices in Houston County; one in Crockett, Texas and another in Grapeland, Texas, which will continue to operate with the same management as branches of Prosperity Bank.

In connection with the acquisition, Prosperity issued approximately 232,900 shares of its common stock for all the outstanding shares of Grapeland. As of September 30, 2005, Grapeland Bancshares had, on a consolidated basis, total deposits of $46.6 million, total loans of $43.7 million and total equity of $3.8 million.

Walter Cook has joined the Prosperity team as Chairman—Houston County and will continue to lead the banks efforts in Houston County. Nona McLendon has been named President—Grapeland Banking Center and James Waldrop has been named President—Crockett Banking Center.

Prosperity expects that the merger will be accretive to earnings one year after operational integration. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

Acquisition of FirstCapital Bank

On March 1, 2005, Prosperity completed the acquisition of First Capital Bankers, Inc. and its Corpus Christi, Texas—based subsidiary bank, FirstCapital Bank, ssb. FirstCapital operated thirty-one (31) offices from Kingsville, south of Corpus Christi, northward to Houston. Four (4) offices were consolidated with nearby banking centers of Prosperity Bank® in March 2005.

Proposed Acquisition of SNB Bancshares, Inc.

On November 16, 2005, Prosperity announced the proposed acquisition of SNB Bancshares, Inc. and its Fort Bend County, Texas—based subsidiary bank, Southern National Bank. SNB operates a total of seven (7) banking locations (including two stand alone motor banks) in Harris and Fort Bend Counties, which will continue to operate with the same management after the acquisition is completed. As of September 30, 2005, SNBT had, on a consolidated basis, total assets of $1.121 billion, loans of $658.0 million, deposits of $738.3 million and shareholders’ equity of $88.3 million.

Prosperity Bancshares, Inc.®

Prosperity Bancshares®, a $3.5 billion Houston, Texas based regional financial holding company, formed in 1983, was named to the Keefe Bruyette & Woods, Inc. 2005 Honor Roll for achieving exceptional earnings per share growth for the past 10 years. Other recent honors include being named to the Sandler O’Neill & Partners 2005 Bank and Thrift Small All Stars, listed in US Banker’s August 2005 Top 100 Publicly Traded Mid- Tier Banks, ranked #2 out of 195 publicly traded companies in the 2005 Stephens, Inc. Bank and Thrift Performance Matrix and the Houston Chronicle’s Houston 100 list.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates eighty-five (85) full service banking locations, thirty-three (33) in the Houston CMSA; sixteen (16) in the Corpus Christi area; eleven (11) in the Dallas area; six (6) in the Austin area; two (2) in the East Texas area; and seventeen (17) in fifteen contiguous counties south and southwest of Houston generally along the NAFTA highway.

Prosperity Bank® operates the following full service banking centers:

Austin Area -	Corpus Christi	Houston Area -	Liberty
Allandale	Area -	Aldine	Magnolia
Congress	Airline	Bellaire	Mont Belvieu
Lakeway	Alameda	CityWest	Needville
Oak Hill	Carmel	Copperfield	Sweeny
Research Blvd	Everhart	Cypress	West Columbia
Riverside	Northwest	Downtown	Winnie
	Saratoga	Fairfield
	Water Street	Gladebrook
Dallas Area-	Woodlawn	Heights	South Texas Area -
Abrams Centre	Alice	Highway 6	Bay City
Camp Wisdom	Aransas Pass	Holcombe	Beeville
Kiest	Kingsville	Medical Center	Cuero
Preston Road	Mathis	Memorial	East Bernard
Turtle Creek	Port Aransas	Midtown	Edna
Westmoreland	Portland	Post Oak	El Campo
Blooming Grove	Rockport	River Oaks	Goliad
Cedar Hill	Sinton	Tanglewood	Gonzales
Corsicana		Waugh Drive	Hallettsville
Ennis		Westheimer	Palacios
Red Oak	East Texas Area -	Woodcreek	Port Lavaca
	Crockett	Angleton	Seguin
	Grapeland	Clear Lake	Victoria
		Cleveland	Victoria - North
		Dayton	Wharton
		Galveston	Yoakum
		Hitchcock	Yorktown

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K and other reports and statements we have filed with the SEC.

Copies of Prosperity Bancshares’s® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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